SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

                             MIAMI SUBS CORPORATION
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   593-736-10
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                                 (CUSIP Number)

                            Nancy D. Lieberman, Esq.
                     Blau, Kramer, Wactlar & Lieberman, P.C.
                             100 Jericho Quadrangle
                             Jericho, New York 11753
                                 (516) 822-4820
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(Name , Address and Telephone Number of Person Authorized to Receive Notice and
                                 Communications)

                               September 30, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                         (Continued on following pages)


                              (Page 1 of 5 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     The undersigned hereby amends the Schedule 13D filing dated November 25, 1998 (the "Initial Filing"), as amended on January 15, 1999, with regard to the shares of Common Stock, par value $.01 per share ( "Shares") of Miami Subs Corporation, a corporation organized under the laws of the State of Florida. Unless otherwise indicated, capitalized terms contained herein shall have the meanings set forth in the Initial Filing.

     This statement hereby amends the Items identified below or the particular paragraphs of such Items which are identified below to reflect the consummation on September 30, 1999 of the merger of the Issuer and Miami Acquisition Corp.("Acquisition"), a wholly-owned subsidiary of the undersigned, pursuant to the terms of the Agreement and Plan of Merger dated as of January 15, 1999 (the "Merger Agreement") among Nathan's Famous, Inc. ("Nathan's"), the Issuer and Acquisition.

Item 3:   Source or Amount of Funds or Other Consideration.

     The common stock of Nathan's, $.01 per share ("Nathans Common Stock") and warrants to purchase shares of Nathans Common Stock to be issued in consideration for Shares are to be issued by Nathan's from authorized but unissued Nathans Common Stock and Warrants.

Item 4:   Purpose of the Transaction.

     On September 30, 1999, the merger of the Issuer and Acquisition (the "Merger") was consummated in accordance with the terms of the Merger Agreement and the Issuer became a wholly-owned subsidiary of Nathan's. In accordance with the Merger Agreement, each shareholder of the Issuer who has not properly exercised dissenters' rights will be entitled to receive, for each Share of the Issuer (a) one-half of one shares of Nathans Common Stock; and (b) warrants to acquire Nathans Common Stock at an exercise price of $6.00 per share at the rate of one warrant for each four shares of Nathans Common Stock received by the Issuer's shareholders. The Issuer's Shares are no longer traded on the OTC Bulletin Board and are no longer registered under the Securities Exchange Act of 1934.

     Pursuant to the Merger Agreement, Donald Perlyn, a member of the Issuer's board of directors, will be appointed to serve as a director of Nathan's.

Item 6: Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Pursuant to the Merger Agreement, Acquisition was merged with and into the Issuer and became a wholly-owned subsidiary of Nathan's and the shareholders of the Issuer will receive, for each Share of the Issuer: (a) one-half of one share of Nathans Common Stock; and (b) warrants to acquire Nathans Common Stock at an exercise price of $6.00 per share at the rate of one warrant for each four shares of Nathans Common Stock received by the Issuer's shareholders.


Item 7:   Exhibits

          (99)  Press release dated October 1, 1999

Signature.
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.

October 6, 1999
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Date


Signature /s/ Wayne Norbitz, President

Wayne Norbitz/President and Chief Operating Officer
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Name/Title                    Nathan's Famous, Inc.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).